



08027839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 27030

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6300 Lamar Avenue
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Schieber   (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG

MAR 2 4 2008

~~THOMSON~~
~~FINANCIAL~~

(Name – if individual, state last, first, middle name)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark A. Schieber , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc. , as of December 31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VP, Controller
_____
Title

_____
Notary Public mCE-09-16-11

PATHERINE R. ....
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules and
Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated balance sheet of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 26, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2007

(In thousands)

Assets:		
Cash and cash equivalents	$	135,881
Cash and cash equivalents – restricted		98,576
Investment securities		26,135
Receivables:		
Funds and separate accounts		25,095
Customers and other		67,636
Due from affiliates		197
Deferred income taxes		4,566
Prepaid expenses and other current assets		4,817
Total current assets		362,903
Property and equipment, net		36,498
Deferred sales commissions, net		15,715
Goodwill and identifiable intangible assets		42,317
Pension benefits		14,474
Other assets		3,993
Total assets	$	475,900
Liabilities:		
Accounts payable	$	16,044
Payable to investment companies for securities		159,151
Accrued compensation		27,836
Due to affiliates		1,747
Income taxes payable to Parent		1,726
Other current liabilities		16,505
Total current liabilities		223,009
Deferred income taxes		3,592
Postretirement costs		3,740
Other		15,702
Total liabilities		246,043
Commitments and contingencies (Note 13)		
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		191,315
Retained earnings		36,548
Accumulated other comprehensive income		1,993
Total stockholder's equity		229,857
Total liabilities and stockholder's equity	$	475,900

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Year ended December 31, 2007

(In thousands)

Revenue:		
Investment management fees	$	234,115
Underwriting and distribution fees		245,106
Shareholder service fees		85,048
Total		564,269
Expenses:		
Underwriting and distribution		259,275
Compensation and related costs		98,171
General and administrative		29,946
Subadvisory fees		4,407
Depreciation		10,216
Total		402,015
Operating income		162,254
Investment and other income		8,740
Income before provision for income taxes		170,994
Provision for income taxes		62,446
Net income	$	108,548

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2006	1,000	$ 1	$ 182,501	$ —	$ (9,317)	$ 173,185
Net income	—	—	—	108,548	—	108,548
Recognition of equity compensation	—	—	77	—	—	77
Dividends to parent – cash	—	—	—	(72,000)	—	(72,000)
Excess tax benefits from share-based payment arrangements	—	—	8,737	—	—	8,737
Unrealized gain on available-for-sale investment securities	—	—	—	—	626	626
Reclassification for amounts included in net income	—	—	—	—	(97)	(97)
Pension and postretirement benefits	—	—	—	—	10,781	10,781
Balance at December 31, 2007	1,000	$ 1	$ 191,315	$ 36,548	$ 1,993	$ 229,857

See accompanying notes to consolidated financial statements.

4

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

Year ended December 31, 2007

(In thousands)

Net income	$	108,548
Other comprehensive income:		
Available-for-sale investments:		
Net unrealized appreciation of investments during the year, net of income taxes		
of $357		626
Pension and postretirement benefits:		
Pension and postretirement benefits, net of income taxes of $6,053		10,781
Reclassification adjustment for amounts included in net income,		
net of income taxes of ($54)		(97)
Comprehensive income	$	119,858

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2007

(In thousands)

Cash flows from operating activities:		
Net income	$	108,548
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		10,415
Share-based compensation		77
Excess tax benefits from share-based payment arrangements		(8,737)
Gain on sale of available-for-sale investment securities		(151)
Net purchases and sales of trading securities		(584)
Unrealized gain on trading securities		(950)
Loss on sale and retirement of property and equipment		388
Capital gains and dividends reinvested		(556)
Deferred income taxes		(3,930)
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		(65,947)
Receivables from funds and separate accounts		(2,132)
Other receivables		(19,565)
Due to/from affiliates		1,657
Deferred sales commissions, prepaid assets and other assets		(10,749)
Accounts payable		4,991
Payable to investment companies for securities		83,544
Other liabilities		6,350
Net cash provided by operating activities		102,669
Cash flows from investing activities:		
Purchases of available-for-sale investment securities		(250)
Proceeds from sales of available-for-sale investment securities		1,012
Additions to property and equipment		(9,443)
Net cash used in investing activities		(8,681)
Cash flows from financing activities:		
Dividends paid to Parent		(72,000)
Excess tax benefits from share-based payment arrangements		8,737
Net cash used in financing activities		(63,263)
Net increase in cash and cash equivalents		30,725
Cash and cash equivalents at beginning of year		105,156
Cash and cash equivalents at end of year	$	135,881
Supplemental disclosure for cash flow:		
Cash paid to Parent for income taxes (net)	$	67,010

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007

(1) Summary of Significant Accounting Policies

Organization

Waddell & Reed, Inc., a broker-dealer, and subsidiaries (the "Company", "we", "our", and "us") derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Group of Mutual Funds (the "Advisors Funds"), W&R Target Funds, Inc. (the "Target Funds"), Ivy Funds, Inc., and the Ivy Funds portfolios (collectively, the "Ivy Funds") which are underwritten by an affiliate, and Waddell & Reed InvestEd Portfolios, Inc. ("InvestEd") (collectively, the "Funds"), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the "SEC"). Services to the Funds are provided under investment management agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of directors/trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management, which include mainly domestic equity securities, but also include debt securities and international equities. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), a publicly traded company. Consolidated financial statements of WDR are available.

The Company's underwriting agreements with the Funds allows the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company also receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

Basis of Presentation and Consolidation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers segregated in compliance with federal and other regulations. Substantially all cash balances are in excess of federal deposit insurance limits.

Disclosures About Fair value of Financial Instruments

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

Investment Securities

Our investment securities are comprised of United States, state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investments are classified as available-for-sale or trading. Waddell & Reed, Inc. ("W&R Inc.") investments are classified as trading. The subsidiaries of W&R Inc. hold both available-for-sale and trading securities. Unrealized holding gains and losses on securities available-for-sale, net of related tax effects, are excluded from earnings until realized and reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses, net of related tax effects, are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

Our available-for-sale investments are reviewed and adjusted for other than temporary declines in value. When a decline in fair value of an available-for-sale investment is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes.

Property and Equipment

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures, data processing equipment, computer software, and equipment and machinery; and up to fifteen years for leasehold improvements.

Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* The costs of designing and implementing software are expensed as incurred. Internal costs capitalized are included in "Property and equipment, net" on the consolidated balance sheet, and were $9.2 million as of December 31, 2007. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to ten years.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested at least annually for impairment.

Identifiable intangible assets with indefinite useful lives are not amortized. Indefinite life intangible assets represents advisory management contracts for managed assets obtained in acquisitions. We consider these contracts to be indefinite lived intangible assets as they are expected to be renewed without significant cost or modification of terms. We complete an ongoing review of the recoverability of identifiable intangible assets on an annual basis or more frequently whenever events occur or circumstances change which would more likely than not reduce their fair value.

Factors that are considered important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory contract or substantial changes in revenues earned from such contract, significant changes in the business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset or subsidiary being evaluated. Because of the significance of goodwill and other intangible assets to our consolidated balance sheet, any changes in key assumptions about our business or prospects, or changes in market conditions or other externalities, could result in an impairment charge and such a charge could have a material effect on our financial condition and results of operations. Based on our annual review of goodwill and identifiable intangible assets in 2007, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* ("SFAS No. 142"), it was determined that no impairment existed.

(Continued)

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions and related compensation, that are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of shares for certain asset allocation products are deferred and then amortized on a straight-line basis, not to exceed three years. The costs incurred at the time of the sale of Class B shares are deferred and amortized on a straight-line basis over five years which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Class C shares are deferred and amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 and other distribution fees, which are paid on Class B and Class C shares of the Advisor Funds, along with contingent deferred sales charges ("CDSC's") paid by shareholders who redeem their shares prior to completion of the required holding period (three years for shares of certain asset allocation products, six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSC's, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjust them accordingly.

Revenue Recognition

We recognize investment management fees as earned over the period in which services are rendered. We charge the Advisors Funds and Target Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Advisors Funds and Target Funds and the Company. In general, the majority of investment management fees earned from institutional and separate accounts are charged quarterly based upon an average of net assets under management at the end of the months within the quarter in accordance with such agreements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized as contractual obligations are fulfilled or as services are provided.

Underwriting and distribution revenues resulting from the sale of investment products are recognized on the trade date.

We also recognize distribution revenues monthly on certain types of investment products, primarily variable annuity products which are generally calculated based upon average daily net assets under management.

Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense was $1,704,000 for the year ended December 31, 2007.

(Continued)

Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns.

Income tax expense is based on pre-tax financial accounting income, including adjustment made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Financial Accounting Standards Board ("FASB") Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"* ("FIN 48"). Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $8.7 million for 2007.

(2) **Investment Securities (Available for Sale and Trading)**

Investments at December 31, 2007 are as follows (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale securities:				
Mortgage-backed securities	$ 11	1	—	12
Municipal bonds	6,991	128	(73)	7,046
Affiliated mutual funds	5,500	1,105	—	6,605
	12,502	1,234	(73)	13,663
Trading securities:				
Mortgage-backed securities				118
Municipal bonds				502
Corporate bonds				156
Common stock				74
Affiliated mutual funds				11,622
				12,472
				$ 26,135

A summary of available-for-sale securities with fair values below carrying values at December 31, 2007 is as follows (in thousands):

		Less than 12 months		12 months or longer		Total	
		Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Municipal bonds	$	2,983	(73)	—	—	2,983	(73)
Total temporarily impaired securities	$	2,983	(73)	—	—	2,983	(73)

The Company assesses the carrying value of available-for-sale investments in debt and equity securities each quarter to determine whether an other than temporary decline in market value exists. We consider factors affecting the issuer and the industry the issuer operates in, general market trends, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. Based upon our assessment of the available-for-sale investment securities with unrealized depreciation at December 31, 2007, and our intent to hold such securities until they have recovered, we determined that a write-down was not appropriate at this time.

Mortgage-backed securities and municipal bonds accounted for as available-for-sale as of December 31, 2007 mature as follows (in thousands):

		Amortized cost	Fair value
After ten years	$	7,002	7,058

Investment securities with fair value of $1.4 million were sold during 2007. A net gain of $151,000 was recognized during 2007 from the sale of $1.0 million in available-for-sale securities.

The Company matches mutual fund investment holdings classified as trading securities to the funding obligations created by its deferred compensation plans. These plans allow employees to choose investment vehicles in which to invest their deferred compensation, primarily from Company sponsored mutual funds.

(3) **Goodwill and Identifiable Intangible Assets**

Goodwill represents the excess of purchase price over the tangible assets and identifiable intangible assets of acquired business. Gross goodwill was $26.1 million at December 31, 2007 and accumulated amortization of goodwill was $10.6 million at December 31, 2007. Our goodwill is not deductible for tax purposes.

Goodwill is not amortized, but instead is reviewed annually and when events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit

level. To determine fair value, our review process uses the income and market approaches. In performing the analysis, we use the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Identifiable intangible assets are mutual fund management advisory contracts (all considered indefinite lived) with a carrying value at December 31, 2007 of $26.8 million.

(4) Property and Equipment

A summary of property and equipment at December 31, 2007 is as follows (in thousands):

		Estimated useful lives
Furniture and fixtures	$ 22,014	3 – 10 years
Data processing equipment and computer software	53,728	3 – 10 years
Equipment and machinery	3,113	3 – 10 years
Leasehold improvements	6,971	1 – 15 years
Property and equipment, at cost	85,826	
Accumulated depreciation	(49,328)	
Property and equipment, net	$ 36,498	

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2007 consists of the following (in thousands):

Currently payable:	
Federal	$ 55,817
State	3,848
	59,665
Deferred taxes	2,781
Provision for income taxes	$ 62,446

(Continued)

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.4
Tax-exempt investments	(0.1)
Other items	0.2
Effective income tax rate	36.5%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2007 are presented as follows (in thousands):

Deferred tax liabilities:		
Deferred sales commissions	$	(1,015)
Property and equipment		(5,673)
Benefit plans		(4,201)
Unrealized gains on available for sale investment securities		(424)
Unrealized pension benefits		(723)
Purchase of fund assets		(2,907)
Prepaid expenses		(1,116)
Total gross deferred liabilities		(16,059)
Deferred tax assets:		
Accrued expenses		6,700
Nonvested stock		7,897
State net operating loss carryover		3,260
Federal benefit on state liabilities		2,255
Other		181
Total gross deferred assets		20,293
Valuation allowance		(3,260)
Net deferred tax asset	$	974

As of December 31, 2007, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.3 million at December 31, 2007. The carryforwards, if not utilized, will expire between 2008 and 2027. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in these states to realize the benefit of the net operating loss carryforwards and, accordingly, a valuation allowance in the amount of $3.3 million has been established at December 31, 2007. The Company generated state tax credits of $151,000 in 2007 that will expire between

2027 and 2029 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

In June 2006, the FASB issued FIN 48 to clarify certain aspects of accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax provision is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007.

As of January 1, 2007, the Company had unrecognized tax benefits, including penalties and interest, of $5.0 million ($3.3 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. As of December 31, 2007, the Company had unrecognized tax benefits, including penalties and interest, of $6.9 million ($4.6 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in income taxes payable in the accompanying balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in other liabilities. The Company had no cumulative effect of adopting FIN 48, and therefore, no adjustment was recorded to retained earnings upon such adoption.

The following table summarizes the Company's reconciliation of unrecognized tax benefits for the year ended December 31, 2007 (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2007	$ 3,497
Increases during the year:	
Gross increases – tax positions in prior period	993
Gross increases – current – period tax positions	2,255
Decreases during the year:	
Decreases due to settlements with taxing authorities	(1,353)
Decreases due to lapse of statute of limitations	(173)
Balance at December 31, 2007	$ 5,219

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes, and the Company continued this classification upon the adoption of FIN 48. As of January 1, 2007, the total amount of accrued interest and penalties related to uncertain tax positions recognized in the consolidated balance sheet was $1.5 million ($1.0 million net of federal benefit). The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the statement of income for the year ended December 31, 2007 was $641,000. The total amount of accrued penalties and interest related to uncertain tax positions at

December 31, 2007 of $1.6 million ($1.2 million net of federal benefit) is included in the total unrecognized tax benefits described above.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The Company is included in consolidated tax returns which are filed by its parent company, WDR. During 2006, WDR settled five open tax years, 2000 through 2004, that were undergoing audit by the United States Internal Revenue Service. The 2005 and 2006 federal income tax returns are the only open tax years that remain subject to potential future audit. In late 2007, WDR settled two open tax years that were undergoing audit by a state jurisdiction in which the Company operates.

WDR is currently being audited in three other state jurisdictions. It is reasonably possible that audit settlement will occur in these jurisdictions within the next 12-month period. It is estimated that the Company's FIN 48 liability could decrease by approximately $2.3 million to $3.0 million ($1.5 million to $2.0 million net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income. State income tax returns for all years after 2002 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(6) **Pension Plan and Postretirement Benefits Other Than Pensions**

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2007 were $5.2 million.

The total projected benefit obligation of the Plan is $94.9 million, of which $79.6 million relates to our Company. The total pension benefits asset (representing pension plan assets in excess of the projected benefit obligation) recorded on the balance sheet of WDR at December 31, 2007 is $14.9 million, of which $14.5 million relates to our company.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees including Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. For the year ended December 31, 2007, net accrued medical plan costs in the amount of $3.9 million are included in the balance sheet. During 2007, WDR allocated $532,000 of medical plan expense to the Company for the Plan. Information reflecting the components of net periodic medical plan cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the medical plan.

(Continued)

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2007 were $3.1 million.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $41.2 million that was $28.1 million in excess of its required net capital of $13.1 million. The Company's ratio of aggregate indebtedness to net capital was 4.78 to 1.0 at December 31, 2007. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See schedule I for additional information regarding net capital.

(9) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33 ⅓% increments on the second, third and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays the Parent for expense related to these awards. For the year ended December 31, 2007, the Company recorded share-based compensation expense totaling $17.4 million that is included in compensation and related costs in the statement of operations.

(10) Rental Expense and Lease Commitments

The Company leases home office buildings, certain sales, and other office space under long-term operating leases. Rent expense for the year ended December 31, 2007 was $16.8 million. Future minimum rental commitments under non-cancelable operating leases are as follows (in thousands):

2008	$ 14,101
2009	11,734
2010	9,833
2011	7,573
2012	5,443
Thereafter	14,212
	$ 62,896

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2007.

(11) Transactions with Related Parties

The current amounts due from affiliates at December 31, 2007 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2007 include amounts due for administrative and other services.

The Company charges affiliated companies for telephone, accounting, legal, marketing, rent, and other services. The Company received $5.4 million for the year ended December 31, 2007 for these services.

The amount classified as income tax payable at December 31, 2007 consists entirely of amounts due to WDR for tax allocations.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed sales representatives. Accordingly, during 2007, the Company recorded $37.9 million in revenues from the sale of Ivy Funds.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Advisor Funds by the affiliates. The Company recorded $628,000 for these charges for 2007. As described in note 1 a portion of these charges were capitalized as deferred sales commissions.

18   (Continued)

(12) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2007 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2007 that were not consolidated in the December 31, 2007 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	67,040
Receivables and prepaids		21,060
Investment securities		13,663
Property and equipment, net		24,484
Goodwill and intangible assets, net		34,075
Deferred income taxes		506
Other assets		5,141
		165,969
Liabilities:		
Other liabilities		45,351
Current income taxes		1,091
		46,442
Company equity in net assets	$	119,527

(13) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular year.

WADDELL & REED, INC. AND SUBSIDIARIES

Computation of Net Capital Requirement – Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007

(In thousands)

Total stockholder's equity per balance sheet	$	229,857
Additions to capital – deferred tax adjustment		7,749
Total stockholder's equity for computation of net capital		237,606
Nonallowable assets, including equity in subsidiaries		(193,252)
Haircuts on securities		(3,167)
Net capital		41,187
Minimum net capital requirements		13,118
Excess of net capital over minimum net capital requirements	$	28,069
Aggregate indebtedness	$	196,762
Ratio: aggregate indebtedness to net capital		4.78 to 1.0

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary
pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

WADDELL & REED, INC. AND SUBSIDIARIES

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

WADDELL & REED, INC. AND SUBSIDIARIES

Information for Possession or Control Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2007

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2007 for which instructions to reduce to possession or control had been issued as of December 31, 2007, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

WADDELL & REED, INC. AND SUBSIDIARIES

Reconciliation of Total Assets Included in the December 31, 2007
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2007 FOCUS Report

(In thousands)

Total assets per the 2007 FOCUS Report	$	434,368
Reclassifications/adjustments		41,532
Total assets per the December 31, 2007 audited consolidated financial statements	$	475,900

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

The Board of Directors
Waddell & Reed, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Waddell & Reed, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 26, 2008

